For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca

Sears Canada Acknowledges Receipt of NASDAQ Letter
Regarding Minimum Bid Price Requirement

TORONTO - June 16, 2017 - On June 13, 2017 Sears Canada Inc. (“Sears Canada” or the “Company”) (TSX: SCC; NASDAQ: SRSC) received notice from the Listing Qualifications Department of the NASDAQ Stock Market LLC (“NASDAQ”) indicating that the Company’s shares have not closed at the minimum bid price requirement of US$1.00 per share, as set forth in the NASDAQ Listing Rule 5450(a)(1), because the closing bid price for the Company’s common shares has been below US$1.00 for 30 consecutive business days. The notification has no immediate effect on the listing or trading of the Company’s common shares on the NASDAQ Global Market and the common shares will continue to trade under the symbol “SRSC”.

The Company has a grace period of 180 calendar days, or until December 11, 2017, to regain compliance with the minimum closing bid price requirement for continued listing. If at any time during the compliance period the closing bid price of the Company’s common shares is at least US$1.00 per share for a minimum of ten consecutive business days, NASDAQ will provide the Company with written confirmation of compliance and the matter will be closed.

About Sears Canada
Sears Canada Inc. is an independent Canadian online and store retailer whose head office is based in Toronto. Sears Canada’s unique positioning is that it now offers consumers Sears label products, which are designed and directly sourced by Sears Canada, and also of-the-moment fashion and designer labels at 30-60% less in The Cut @Sears. Sears Canada also has a top ranked mattress business in Canada, and the number one appliance business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principals designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention.

Forward Looking Information
Certain matters set forth in this news release including, but not limited to, statements with respect to the continued listing of the Company’s common shares on NASDAQ are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements reflect management’s current views and are based on certain assumptions and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the Company may be unable to continue meeting the listing requirements of the exchanges on which the Company’s securities are listed, as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, available at www.sedar.com and www.sec.gov. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.